

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 31, 2007

Room 7010

Takashi Miyoshi
Executive Vice President, Executive Officer
Hitachi, Ltd
6-6, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-8280, Japan

> **Re:** **Hitachi, Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2006**
> **File No. 001-08320**

Dear Mr. Miyoshi:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief